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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

internal announcement

February 21, 2006

Note To all employees:

INCO ANNOUNCES FURTHER EXTENSION OF ITS OFFER

Inco Limited announced today it plans to extend its offer to acquire Falconbridge Limited until June 30, 2006.

Regulatory reviews by authorities in the European Union and the United States are ongoing. We expect to hear this week whether the regulatory process for the European Commission will proceed to what is called a "second phase" review. If the Commission proceeds to a second phase, this would take up to 90 business days and give them the time they need to complete their review.

Inco and Falconbridge continue to believe that any issues that may arise during the regulatory review can be fully resolved. We continue to work diligently with Inco and with regulatory authorities to successfully conclude this review process.

The proposed combination of Inco and Falconbridge is a large and complex deal, which would normally require a good deal of time for regulatory review. It has taken longer than we had originally anticipated. We understand employees would like to see this combination finalized, and we share this view.

As the process evolves, we will continue to keep you informed of progress. Thank you for your continued support, and for your patience.

Derek Pannell
Chief Executive Officer

Questions and Answers

Why is this taking so long? Is there a problem with the regulatory process?

No. Nothing has been raised in these regulatory review processes that gives us cause for concern. This is simply taking longer than we had originally anticipated. There is a huge amount of information to be compiled and reviewed by these agencies. The regulatory authorities need to get up to speed on our industry, relevant metals markets, our products and their applications, our customers, and a host of other detailed facts — this all takes time.

What exactly is a "second phase" review?

The European Commission review involves two separate phases. In the first phase, they collect information and begin to analyze the markets and other key factors. If, by the end of the first phase, they have not had sufficient time to complete their work on determining whether they have any competitive concerns, they move to a second phase. The second phase gives them the additional time to fully evaluate a transaction. It's not unusual for a transaction of the magnitude of ours to move into a second phase.

Is there any way this will take less time? Could it take more time?

There are precedents for this process taking less than 90 business days and we are optimistic that this will be the case.

When will we start learning more about how and when we will integrate Inco and Falconbridge?

We can't plan for integration until the deal is completed — meaning we require regulatory and shareholder approval before we can address combining the companies. Until then, Falconbridge remains a stand-alone company. We ask that you continue to work in a business-as-usual manner, with emphasis on working safely and meeting business plans.

Does this delay make us more of a target for a competitive bid from another company?

It's impossible to predict what other companies may or may not do. The friendly deal we have with Inco has the unanimous support of the Boards of Directors of both Inco and Falconbridge, which believe this is a great deal for our shareholders and will create a combined company with excellent prospects for the future. We continue to work towards the successful completion of this transaction.

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

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INCO ANNOUNCES FURTHER EXTENSION OF ITS OFFER